Exhibit 21.1

Subsidiaries of the Registrant

Name of Entity	Formation Date	Jurisdiction of Incorporation	Holder of Stock
AntriaBio Delaware, Inc.	January 10, 2013	United States	Rezolute, Inc.
Rezolute Bio UK, Ltd	July 11, 2019	United Kingdom	Rezolute, Inc.
Rezolute (Bio) Ireland Limited	July 19, 2019	Ireland	Rezolute, Inc.